Exhibit 99.3
ADC Therapeutics Reports Second Quarter 2023 Financial Results and Provides Business Update

2Q 2023 ZYNLONTA®1 net sales increased 11% year-over-year; Implemented new go-to-market strategy during the quarter to support growth

Operating expenses decreased 20%2 year-over-year due to portfolio prioritization and organizational efficiencies

Pipeline advancing with initial data readouts from the clinical trials of LOTIS-7, ADCT-601 targeting AXL and ADCT-901 targeting KAAG1 expected in 2024

Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, August 8, 2023 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the second quarter 2023 and provided business updates.

“We continue to focus on unlocking potential value from multiple ongoing initiatives over the next 12 months,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “During the second quarter, we executed on our corporate and capital allocation strategy that streamlined our processes and prioritized our nearer-term clinical catalysts. We implemented the new commercial go-to-market model, enhanced investment in key pipeline programs, delivered organizational efficiencies and strengthened our capital resources. Our ongoing clinical trials of ZYNLONTA in earlier lines and combinations, as well as our earlier-stage pipeline programs, are expected to deliver key milestones in 2024. We look forward to keeping you updated on our progress.”

Recent Highlights and Developments

ZYNLONTA® (loncastuximab tesirine-lpyl)
•ZYNLONTA generated net sales of $19.2 million in the second quarter of 2023, representing an 11% increase over the second quarter of 2022. The growth was partially offset by higher gross-to-net sales deductions due to the new Medicare Part B discarded drug policy effective January 1, 2023 and Group Purchasing Organization (GPO) contracting. Compared to the prior quarter, net sales increased 1.3% and volume increased 3.4%.
•The Company’s partner Sobi completed the first European commercial sale of ZYNLONTA with the launch in Germany in the second quarter of 2023. The first commercial sale in the European Union triggered a $75 million milestone payment to the Company from HealthCare Royalty Partners under the royalty purchase agreement.
•The Biologics License Application (BLA) for ZYNLONTA submitted by Overland ADCT BioPharma was accepted for filing by the China National Medical Products Administration (NMPA) seeking an indication for relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy. The BLA has been granted priority review by the NMPA.
•During the second quarter, the Company’s partner Mitsubishi Tanabe Pharma Corporation (MTPC) initiated the Phase 1/2 bridging study for ZYNLONTA in Japan.
•The Company announced its plan to discontinue the Phase 2 LOTIS-9 trial studying ZYNLONTA in combination with rituximab in unfit or frail patients with previously untreated diffuse large B-cell lymphoma (DLBCL). The U.S. Food and Drug Administration (FDA) placed a partial clinical hold on the trial for new patient enrollment but will allow patients already on therapy who are deriving clinical benefit to remain on therapy after being reconsented. Following

(1) loncastuximab tesirine-lpyl; (2) on a non-IFRS basis or 32% on an IFRS basis including stock-based compensation expense. See reconciliation of IFRS measures to non-IFRS measures in accompanying financial tables.

completion of treatment of any reconsenting patients, the Company will conduct the necessary steps to terminate the trial.
•The LOTIS-5 Independent Data Monitoring Committee (IDMC) reviewed unblinded data at a regularly scheduled meeting in late July and noted that the study should proceed as planned. They also recognized that the LOTIS-9 and LOTIS-5 trials target very different patient populations.

Pipeline
•ADCT-601 (targeting AXL): Dose escalation is progressing in the Phase 1b trial, and the maximum tolerated dose has not yet been reached. The trial has been amended to focus on patients with non-small cell lung cancer (NSCLC) and patients with sarcoma. The immunohistochemistry (IHC) assay is under final validation.
•ADCT-901 (targeting KAAG1): The Phase 1 study protocol amendment to explore different dosing schedules has been finalized and submitted to the FDA and will be submitted shortly to the regulatory authorities in Europe. Once approved by the Institutional Review Board (IRB), the Company plans to advance to the next dosing level. The IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose expansion in the Phase 1 trial in collaboration with MD Anderson Cancer Center is progressing and additional clinical trial sites have been selected.

Guidance
The Company maintains the following guidance based on its current business plan:
•ZYNLONTA FY 2023 net product sales expected to grow by a double-digit percentage year-over-year. This includes a gross-to-net increase as compared to 2022 of:
◦Approximately 2 to 3 percentage points related to Group Purchasing Organization (GPO) contracting
◦Mid to high single-digit percentage points resulting from the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds for discarded drug, effective January 1, 2023
•Continued decrease in total operating expenses expected in 2023 and 2024 as compared to 2022 as a result of the implementation of the new corporate strategy
•Expected cash runway to the middle of 2025

Upcoming Expected Milestones

ZYNLONTA
•Grow ZYNLONTA net sales by a double-digit percentage year-over-year and achieve commercial brand profitability in 2023
•Updated data from safety lead-in portion of Phase 3 LOTIS-5 study in 2H 2023
•Complete enrollment of the LOTIS-5 study in 2024
•Initial safety and efficacy data from the LOTIS-7 study in 2024

Pipeline

ADCT-901 (targeting KAAG1)
•Initial data from Phase 1 study in 1H 2024

ADCT-601 (targeting AXL)
•Initial data from Phase 1 study in 1H 2024

ADCT-602 (targeting CD22)
•Additional data from Phase 1 study in 1H 2024

Second Quarter 2023 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $347.5 million as of June 30, 2023, compared to $326.4 million as of December 31, 2022. In June 2023, the Company received a $75.0 million milestone payment from Healthcare Royalty Partners, triggered by the first EU commercial sale. The Company expects its cash runway to extend into the middle of 2025.

Product Revenues

Net product revenues were $19.2 million for the quarter ended June 30, 2023, compared to $17.3 million for the same quarter in 2022. Net product revenues are for U.S. sales of ZYNLONTA. The increase of $1.9 million for the quarter was primarily due to higher sales volume, partially offset by higher gross-to-net deductions.

Research and Development (R&D) Expenses

R&D expenses were $31.9 million for the quarter ended June 30, 2023, compared to $48.5 million for the same quarter in 2022. R&D expenses decreased due to less investment in Camidanlumab Tesirine (Cami) due to the completion of the Phase 2 study in 2022 and the Company’s decision to seek a partner to progress the program, as well as less investment in other development programs. R&D expenses in the second quarter of 2023 also decreased due to lower share-based compensation expense as a result of fluctuations in the share price, voluntary terminations and the reduction in workforce implemented in May 2023 creating organizational efficiencies. These efficiencies allowed the Company to enhance investments in prioritized portfolio programs.

Selling and Marketing (S&M) Expenses

S&M expenses were $14.5 million for the quarter ended June 30, 2023, compared to $17.7 million for the same quarter in 2022. The decrease in S&M expenses for the quarter was primarily due to lower share-based compensation expense resulting from fluctuations in the share price and award forfeitures in connection with voluntary terminations and the commercial realignment implemented in the second quarter.

General & Administrative Expenses

G&A expenses were $11.4 million for the quarter ended June 30, 2023, compared to $18.2 million for the same quarter in 2022. G&A expenses decreased during the second quarter of 2023 primarily due to lower share-based compensation expense due to fluctuations in the share price, transition of a board member, voluntary terminations and the workforce reduction implemented in May 2023.

Net Loss and Adjusted Net Loss

Net loss was $47.1 million, or a net loss of $0.58 per basic and diluted share, for the quarter ended June 30, 2023. This compares to a net loss of $64.4 million, or a net loss of $0.84 per basic and diluted share, for the same quarter in 2022.

Adjusted net loss was $30.3 million, or an adjusted net loss of $0.37 per basic and diluted share, for the quarter ended June 30, 2023. This compares to an adjusted net loss of $56.3 million, or an adjusted net loss of $0.73 per basic and diluted share, for the same quarter in 2022.

The decrease in net loss and adjusted net loss for the quarter ended June 30, 2023, as compared to the same quarter in 2022, was attributable to lower R&D expenses and higher product revenues during the second quarter of 2023. The decrease in net loss was also attributable to lower share-based compensation expense, partially offset by other financial expense arising from a cumulative catch-up adjustment associated with the valuation of the deferred royalty obligation with Healthcare Royalty Partners recognized in the second quarter of 2023 and from changes in the fair value of our convertible loan derivatives, which was recognized in the second quarter of 2022.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss second quarter 2023 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events & Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) have approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval and in the European Union under conditional approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss
•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and warrant obligations and the effective interest expense associated with the Facility Agreement with Deerfield and the senior secured term loan facility and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the 2023 net product sales guidance for ZYNLONTA® and the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy, competition from new technologies, the Company’s ability to continue to commercialize ZYNLONTA® in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; approval by the NMPA of the BLA for Zynlonta in China submitted by Overland ADCT BioPharma and future revenue from the same, our strategic partners’, including Mitsubishi Tanabe Pharma Corporation, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5 and 7, ADCT 901, 601 and 602, the impact, if any, from discontinuation of the LOTIS-9 study, actions by the FDA or foreign regulatory authorities with respect to the Company’s products or product candidates, the timing and outcome of regulatory submissions for the Company’s products or product candidates; the ability to complete clinical trials on expected timelines, if at all; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; and the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Product revenues, net	19,197	17,291	38,150	33,789
License revenues and royalties	86	—	125	30,000
Total revenue	19,283	17,291	38,275	63,789

Operating expense
Cost of product sales	(1,319)	(2,266)	(1,909)	(2,795)
Research and development expenses	(31,944)	(48,537)	(71,424)	(97,489)
Selling and marketing expenses	(14,456)	(17,659)	(29,807)	(36,029)
General and administrative expenses	(11,353)	(18,240)	(26,496)	(37,251)
Total operating expense	(59,072)	(86,702)	(129,636)	(173,564)
Loss from operations	(39,789)	(69,411)	(91,361)	(109,775)

Other income (expense)
Financial income	2,372	16	4,547	18,324
Financial expense	(15,857)	(8,801)	(26,145)	(18,018)
Non-operating (expense) income	(453)	12,875	(456)	26,317
Total other (expense) income	(13,938)	4,090	(22,054)	26,623
Loss before taxes	(53,727)	(65,321)	(113,415)	(83,152)
Income tax benefit	6,610	947	6,872	2,117
Net loss	(47,117)	(64,374)	(106,543)	(81,035)

Net loss attributable to:
Owners of the parent	(47,117)	(64,374)	(106,543)	(81,035)

Net loss per share, basic and diluted	(0.58)	(0.84)	(1.31)	(1.05)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	347,510	326,441
Accounts receivable, net	23,866	72,971
Inventory	19,428	18,564
Other current assets	22,004	28,039
Total current assets	412,808	446,015
Non-current assets
Property, plant and equipment	5,400	3,261
Right-of-use assets	10,971	6,720
Intangible assets	13,536	14,360
Interest in joint venture	28,322	31,152
Deferred tax asset	34,822	26,757
Other long-term assets	1,443	903
Total non-current assets	94,494	83,153

Total assets	507,302	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	11,691	12,351
Other current liabilities	53,397	73,035
Lease liabilities, short-term	1,632	1,097
Senior secured term loans, short-term	13,861	12,474
Total current liabilities	80,581	98,957
Non-current liabilities
Senior secured term loans, long-term	97,356	97,240
Warrant obligations	535	1,788
Deferred royalty obligation, long-term	299,279	212,353
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	10,762	6,564
Other long-term liabilities	3,839	—
Total non-current liabilities	435,310	341,484

Total liabilities	515,891	440,441

Equity attributable to owners of the parent
Share capital	7,312	7,312
Share premium	1,007,755	1,007,452
Treasury shares	(557)	(679)
Other reserves	164,175	155,683
Cumulative translation adjustments	(46)	(356)
Accumulated losses	(1,187,228)	(1,080,685)
Total equity attributable to owners of the parent	(8,589)	88,727

Total liabilities and equity	507,302	529,168

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended June 30,				Six Months Ended June 30,
in KUSD	2023	2022	Change	% Change	2023	2022	Change	% Change
Total operating expense	(59,072)	(86,702)	27,630	(32)%	(129,636)	(173,564)	43,928	(25)%
Adjustments:
Share-based compensation expense (i)	1,118	13,818	(12,700)	(92)%	9,192	27,728	(18,536)	(67)%
Adjusted total operating expenses	(57,954)	(72,884)	14,930	(20)%	(120,444)	(145,836)	25,392	(17)%

	Three Months Ended June 30,		Six Months Ended June 30,
in KUSD (except for share and per share data)	2023	2022	2023	2022
Net loss	(47,117)	(64,374)	(106,543)	(81,035)
Adjustments:
Share-based compensation expense (i)	1,118	13,818	9,192	27,728
Convertible loans, derivatives, change in fair value income (ii)	—	(14,455)	—	(30,310)
Senior secured term loans, warrants, change in fair value expense (income) (ii)	39	—	(617)	—
Effective interest expense on convertible loans (iii)	—	3,126	—	6,148
Deerfield warrants obligation, change in fair value income (ii)	(20)	—	(636)	—
Effective interest expense on senior secured term loan facility (iii)	4,480	—	9,020	—
Deferred royalty obligation interest expense (iv)	5,829	5,545	11,575	11,687
Deferred royalty obligation cumulative catch-up adjustment expense (income) (iv)	5,417	—	5,288	(18,288)
Adjusted net loss	(30,254)	(56,340)	(72,721)	(84,070)

Net loss per share, basic and diluted	(0.58)	(0.84)	(1.31)	(1.05)
Adjustment to net loss per share, basic and diluted	0.21	0.11	0.41	(0.04)
Adjusted net loss per share, basic and diluted	(0.37)	(0.73)	(0.90)	(1.09)
Weighted average shares outstanding, basic and diluted	81,471,127	76,911,713	81,140,287	76,866,968

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives, senior secured term loan facility warrants and the Deerfield warrant obligation results from the valuation at the end of each accounting period. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)Effective interest expense on convertible loans and senior secured term loans relates to the increase in the value of our loans in accordance with the amortized cost method.
(iv)Deferred royalty obligation interest expense relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and cumulative catch-up adjustment expense (income) relates to changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205
+1 908-723-2350

Media
Nicole Riley
ADC Therapeutics
Nicole.Riley@adctherapeutics.com
+1 862-926-9040